Buda Juice, LLC

4030 Black Gold Drive

Dallas, Texas 75247

December 12, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenny O’Shanick, Anne Parker, Jeff Gordon, and Kevin Woody

Re:	Buda Juice, LLC Amendment No. 4 to Registration Statement on Form S-1 filed December 1, 2025 File No. 333-289874

Ladies and Gentlemen:

By letter dated December 9, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Buda Juice, LLC (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 4 to Registration Statement on Form S-1, submitted to the Commission on December 1, 2025. We are in receipt of your letter and we respectfully set forth below our response to your comments. For your convenience, the comment is listed below, followed by the Company’s response.

Amendment No.4 to Registration Statement on Form S-1

Risk Factors

Risks Relating to This Offering, page 28

1.	We note that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. Revise to discuss the risks related to increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Finally, discuss this forum selection provision in the Description of Capital Stock section.

Response: We have updated the choice of forum on pages 31 in the Risk Factors section and 67 in the Description of Capital Stock section.

December 12, 2025

Business

Intellectual Property, page 52

2.	We note your revisions in response to prior comment 8 and reissue in part. Please disclose the durations of your trademarks.

Response: We have updated page 52 to disclose all of our trademarks are generally renewable for successive ten-year periods.

Management, page 55

3.	We note disclosure in the table on page 55 that Mo Hayat is a director nominee and that your board is expected to be comprised of seven directors. This appears inconsistent with disclosure on page 58 that your board is expected to be comprised of six directors. Please advise or revise. Further, please update your beneficial ownership table on page 64 to provide information for Mo Hayat. Finally, please revise to update the bracketed information on pages 58 to 60 related to your director independence and committee memberships.

Response: We have updated page 58 to clarify the board is expected to be comprised of seven directors. We also have updated the beneficial ownership table on page 64 to provide information for Mo Hayat. Lastly, we have updated the bracketed information on pages 58 to 60 regarding independent directors and committee memberships.

Executive and Director Compensation

Director Compensation, page 62

4.	We note your revisions in response to prior comment 11 and reissue in part. Please provide compensation information for the last completed fiscal year for Bryan Herr, Bernard Lucien Nussbaumer and Horatio Lonsdale-Hands. Refer to Item 402(r) of Regulation S-K.

Response: Bryan Herr, Bernard Lucien Nussbaumer and Horatio Lonsdale-Hands did not receive any compensation for being board members in the last completed fiscal year, nor in any year prior to that and we have revised the disclosure on page 63.

Principal Stockholders, page 64

5.	Please tell us how you calculated the totals in the “All directors and executive officers as a group” row. In this regard, it appears that the share ownership for each beneficial owner is identical in the “Beneficial Ownership Before the Offering Common Stock” and “Beneficial Ownership After the Offering Common Stock” columns except for that of Horatio Lonsdale-Hands’s beneficial ownership, which reflects the Stock Redemption of 500,000 shares per footnote (4). However, the difference in the “All directors and executive officers as a group” totals for the two columns is 500,360 shares instead of 500,000 shares. Further, we note that the “All directors and executive officers as a group” row includes the shares beneficially owned by 2469447 Ontario Ltd., your 5% stockholder. However, we note that there is no indication that this stockholder is related to your directors and executive officers. Please advise or revise.

Response: We have revised the principal stockholders table to clarify the calculations.

December 12, 2025

Exhibit 10.1 Stock Incentive Plan, page II-2

6.	We note your response to prior comment 17 and reissue in part. Please file your indemnification agreements with each of your directors and executive officers. Further, please reconcile the description of Exhibit 10.1 in the exhibit index, which appears inconsistent with the exhibit title of 2025 Equity Incentive Plan. Additionally, please advise if Exhibit 10.1 is the same as the “2025 Incentive Award Plan” referenced on page 62 and revise to clarify. Finally, please revise the Executive and Director Compensation section to disclose the material terms of Exhibit 10.1 and the 2025 Incentive Award Plan.

Response: We have revised the description of Exhibit 10.1 in the exhibit index, updated the language to use consistent terms for the Buda Juice, Inc. 2025 Equity Incentive Plan, and provided disclosure of its material terms. We have filed our indemnification agreement as exhibit 10.5.

Exhibit

107 Filing Fee Table, page II-2

7.	We note that you are relying on Rules 457(o) and 457(g). Please revise the “Maximum Aggregate Offering Price” column of your fee table to reflect the maximum offering price that you disclose in your prospectus for all offered securities, including the over-allotment shares to be offered to the public and underwriter warrants or advise. In this regard, it appears that you used the low end of your price range of $7.50 instead of the high end range of $9.

Response: We have revised the fee table to use the high-end range of $9 to calculate “Maximum Aggregate Offering Price” column of your fee table.

Exhibit 5.1 Opinion of Lucosky Brookman LLP, page II-2

8.	It appears that the underwriter’s warrants will be governed by New York law. Refer to Sections 6(e) of the Form of Underwriter’s Warrants and 8.6 of the Initial Form of Underwriting Agreement, filed as Exhibits 4.2 and 1.1, respectively. If true, please have New York counsel opine that the warrants are a binding obligation of the registrant under the law of the jurisdiction governing the warrant agreement, and update the Experts section as appropriate. Refer to Sections II.B.1.f and II.B.3.b of Staff Legal Bulletin No. 19.

Response: We have revised the exhibit 5.1 opinion to have New York counsel opine that the warrants are a binding obligation of the registrant under the law of the state of New York and updated the Experts section as appropriate to include the Underwriter’s Warrants.

Part II Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-2

9.	Please revise to update your exhibit index as follows:

●	Please revise to update your exhibit index as follows: Please file your articles of incorporation and bylaws or instruments corresponding thereto as currently in effect. Refer to Items 601(b)(3)(i) and 601(b)(3)(ii) of Regulation S-K.

Response: We have filed our Amended and Restated Company Agreement of Buda Juice, LLC

●	We note that you deleted Exhibit 4.1 Form of Registrant’s Common Stock Share Certificate. Please revise to file this exhibit.

Response: We have added Exhibit 4.1 Form of Registrant’s Common Stock Share Certificate.

●	Please refile Exhibits 10.3 and 10.4 in the proper text-searchable format. Refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 75, June 2025) and Item 301 of Regulation S-T.

Response: We have refiled exhibits 10.3 and 10.4 in proper text-searchable format.

December 12, 2025

General

10.	Please revise disclosures throughout the filing to update and/or reconcile apparent inconsistencies, including the following:

●

We note your response to prior comment 19 and reissue in part. We note disclosure on page 59 still provides that Barrett Evans is expected to serve on your audit committee. However, this individual is not disclosed on page 55. Please revise to clarify.

Response: We have removed Barrett Evans from the Registration Statement.

●

Reconcile disclosure on the cover page that you are registering 266,666 shares of Common Stock underlying warrants with disclosure elsewhere that this number is 266,667.

Response: We have revised the cover page to 266,667, consistent with the disclosure elsewhere in Registration Statement.

●

Reconcile disclosure on page 8 that you intend to apply to have your Common Stock listed on NYSE with disclosure on page 74 that your Common Stock is listed on NYSE.

Response: We have revised the disclosure on page 74 to disclose that we intend to apply to list our shares of Common Stock on the NYSE.

●

We note disclosure on page 40 regarding lease obligations of (i) $188 due within the next 12 months; (ii) $683 due beyond 12 months; (iii) $793 due through 2030; and (iv) future minimum lease payments of approximately $981. It appears that these numbers should be in thousands. In this regard, refer to the disclosure on page F-10 of future lease obligations stated in thousands. Please advise or revise.

Response: we have revised the disclosure regarding lease obligations on page 40 to reflect that these numbers are in thousands.

●

Reconcile references to “articles of incorporation and bylaws,” “amended and restated certificate of incorporation and amended and restated bylaws,” and “certificate of incorporation and bylaws” to clarify if these titles refer to the same documents. Refer to pages 31, 65 and II-2.

Response: We have removed the references to “amended and restated” certificate of incorporation and bylaws.

Thank you for the opportunity to respond to your comment. If you have additional questions or comments, please contact the undersigned at horatio@budajuice.com or (214) 724-9999.

Very truly yours,

/s/ Horatio Lonsdale-Hands
Horatio Lonsdale-Hands
Chief Executive Officer